Exhibit 99.1

Golden Star Reports Production Results for First Quarter of 2018

Wassa Underground delivers strong production due to higher than expected grade and productivity

TORONTO, April 11, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce its production results for the first quarter of 2018.

HIGHLIGHTS

•	57,616 ounces of gold production in the first quarter of 2018, in line with the first quarter of 2017 (57,795 ounces)
•	Gold production by operation in the first quarter of 2018, as follows:
•	Wassa complex: 35,506 ounces
•	Prestea complex: 22,110 ounces
•	Stronger than expected production from the Wassa Underground Gold Mine ("Wassa Underground") during the first quarter of 2018
•	12% increase in grade of underground ore to 4.54 grams per tonne ("g/t") of gold ("Au") in the first quarter of 2018 compared to the fourth quarter of 2017
•	Average mining rate achieved of 2,400 tonnes per day ("tpd") in the first quarter of 2018, exceeding the Company's average targeted mining rate of approximately 2,300 tpd in first quarter of 2018
•	Average mining rate of 2,600 tpd during March 2018
•	Mining sequence at the Prestea Underground Gold Mine ("Prestea Underground") continues to strengthen, with final draw down of the second stope expected to commence in mid-April 2018
•	Consolidated cash balance of $26.2 million as at March 31, 2018
•	Severance payments relating to the Wassa Main Pit workforce are largely complete
•	Golden Star is on track to achieve its full year ("FY") 2018 consolidated gold production guidance

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"At the end of the first quarter of 2018, Golden Star is on track to achieve its 2018 gold production guidance.  Wassa's strong performance following the cessation of open pit production continues to confirm the robustness of the underground operation, both in terms of grade and productivity.  The majority of the open pit workforce severance charges are now behind us and we believe that Wassa's performance will strengthen further as the year progresses.  At Prestea Underground, we remain confident in our chosen mining method and in our ability to deliver high grade production to plan.  The mining sequence continues to improve and we expect that by the middle of the second quarter of 2018, production will have begun to ramp up.  Golden Star has two cornerstone assets and this provides us with important flexibility as we transition the company into a primarily underground-focused producer."

FIRST QUARTER OF 2018 PRODUCTION RESULTS

Golden Star produced 57,616 ounces of gold in the first quarter of 2018.  At the end of the period, the Company is on track to achieve its full year 2018 gold production guidance.

Despite the cessation of production from the Wassa Main Pit during January 2018, gold production during the first quarter of 2018 was in line with production in the first quarter of 2017.  This is primarily as a result of the strong production from Wassa Underground.

As at March 31, 2018, Golden Star had a consolidated cash balance of $26.2 million.

Wassa Complex

Gold production from the Wassa complex in the first quarter of 2018 was 35,506 ounces.  Although this represents a 15% decrease (6,495 ounces) compared to the fourth quarter of 2017, the first quarter of 2018 was the first quarter of primarily underground production (in the fourth quarter of 2017, the open pit delivered approximately 50% of the total ounces), demonstrating the robustness of the underground operation.

The grade of the underground ore in the first quarter of 2018 increased by 12% to 4.54 g/t Au, compared to the fourth quarter of 2017.  Mining rates at Wassa Underground also continued to exceed expectations, at approximately 2,400 tpd on average in the first quarter of 2018, which represents a 26% increase compared to 1,900 tpd in the fourth quarter of 2017.  During March 2018, the mining rate exceeded 2,600 tpd.

The targeted average mining rate for Wassa Underground in FY 2018 is 2,700-3,000 tpd, but the Company expected to achieve an average of 2,300 tpd during the first quarter of 2018.  The mining team is well-positioned to continue to increase the tonnage profile in 2018 and beyond, with the mining sequence working well and an increasing number of stopes prepared and developed.

Gold production ceased from the Wassa Main Pit in January 2018, as planned, however, stockpiled ore will continue to be fed to the processing plant until the end of the third quarter of 2018.

Prestea Complex

Gold production from the Prestea complex was 22,110 ounces in the first quarter of 2018.  At Prestea Underground, the problems experienced with the blasting of the first stope, which were described in the press release dated January 11, 20181, continued during the period.  As a result, the blasted ore from the first stope contained higher than anticipated levels of dilution. However the mining team learnt important lessons from the first stope and further changes have been made to drill design patterns, blasting practice, raise layouts and stope ventilation, in order to address these dilution issues.

As a result, the performance of the second stope is expected to be much stronger.  The blasting of the second stope is anticipated to be completed in the coming days and the final draw down of ore is expected to commence in mid-April 2018.  The mucking of the swell ore from the second stope has begun and it is performing in line with the grades forecasted in the block model.

The operational management team at Prestea Underground has also been strengthened during the first quarter of 2018, with the objective of delivering continuous improvement to the mine's performance.  Golden Star's management team expects the mine's performance to strengthen significantly during the second quarter of 2018.

Notes
1.	See press release entitled, 'Golden Star Achieves 2017 Production Guidance and Provides Guidance for 2018', dated January 11, 2018

FIRST QUARTER OF 2018 FINANCIAL RESULTS

Golden Star is planning to release its Financial Results for the first quarter of 2018 after market close on May 2, 2018.  The Company's cash operating cost per ounce2 and All-In Sustaining Cost per ounce2 for the first quarter of 2018 will also be reported at that time.

The Company will conduct a conference call and webcast to discuss these results on May 3, 2018 at 09:30 am ET.  The access details are as follows:

Toll Free (North America): +1 866 393 4306
International: +1 734 385 2616
Conference ID: 9894939
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

Notes
2.	See "Non-GAAP Financial Measures".

EUROPEAN GOLD FORUM

Golden Star will be attending the European Gold Forum in Zurich, Switzerland on April 17-19, 2018.  Golden Star's President and Chief Executive Officer, Sam Coetzer, will be presenting on April 18, 2018 and a webcast of the presentation will be available at www.gsr.com in the days that follow.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: the timing for the final draw down of the second stope and Prestea Underground; the ability to achieve FY 2018 consolidated gold production guidance; production at Prestea Underground ramping up in the second quarter of 2018; stockpiled ore from Wassa Main Pit continuing to be fed to the processing plant until the end of the third quarter of 2018; the ability to address dilution problems at Prestea Underground; the management team's ability to continue improvements to Prestea Underground's performance; and Prestea Underground's performance during the second quarter of 2018 reflecting significant improvements compared to the first quarter of 2018.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur", "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional and/or updated factors are included in our annual information form for the year ended December 31, 2017 which was filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost per ounce" and "All-In Sustaining Cost per ounce".  These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"All-In Sustaining Costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses) and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of All-In Sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs amongst other things.  There are material limitations associated with the use of such non-GAAP measures.  Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the non-GAAP measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of financial condition and results of operations for the full year ended December 31, 2017, which is available at www.sedar.com.

Technical Information

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101.  Dr. Raffield is Senior Vice President Project Development and Technical Services for Golden Star.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 11-APR-18